SETTLEMENT AGREEMENT
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         This Settlement Agreement is hereby executed by and between Jerry
Pearring (Plaintiff) and BEVsystems International, Inc. (Defendant), effective the date of execution contained herein.

Whereas the parties have agreed to settle their disputes without further litigation.

I.       The parties hereby agree to exchange the following consideration:

         1- The Defendant will pay Plaintiff the total sum of $82,468.64 as satisfaction for any and all wages, wage claims, claims for benefits, demands, damages, costs, fees or severance due or that may become due.

         2- The Defendant will issue the Plaintiff 50,000 shares of unrestricted S-8 stock in its company upon execution of this agreement and 50,000 shares of unrestricted S-8 stock in its company each 30 days thereafter until Plaintiff receives 200,000 shares. Plaintiff agrees that the company's designee only, shall place and sell said shares in a manner beneficial to the company, with any net proceeds being applied to and deducted from any remaining balance. After the 200,000 shares are issued and sold, if there is any remaining balance the Defendant will pay such balance within the one year anniversary of this Settlement Agreement.

         3- The Defendant will immediately cease all demand, collection, litigation or levy activities and withdraw same from any relevant Court of Competent Jurisdiction.

         4- The Plaintiff will execute a Release that will stipulate that all claims against the Defendant are satisfied, including as against any individual principal, subsidiary, parent or subdivision of the Defendant.

                  Defendant are satisfied, including as against any individual principal, subsidiary, parent or subdivision of the Defendant.

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         5-       The parties acknowledge that the Consideration constitutes full and final payment, settlement and satisfaction of all claims, invoices, debts, bills, statements and fees which were, are or may have been due arising out of Plaintiff's claims and Complaint, and that said payments and consideration do not constitute any admission of guilt, liability or responsibility whatsoever, except satisfaction of judgments that are in the public record.

         6- Entire Agreement. This Agreement embodies and constitutes the entire understanding between Plaintiff and Defendants with respect to the transactions contemplated in this Agreement, and all prior or contemporaneous agreements, understanding, representations and statements, oral or written, are merged into this Agreement.


Jerome Pearring                          BEVsystems International Inc.


/s/ Jerome Pearring                     /s/ Bob Tatum
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In his Individual Capacity and           By its C.E.O G. Robert Tatum III
For any relevant corporate capacity.


Date:       7/3/03                                Date:    June 24, 2003
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